Exhibit 99.1

Caledonia Mining Corporation Plc
Results for the Third Quarter of 2016

St Helier, 14 November, 2016.  Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces its operating and financial results for the third quarter of 2016 (“Q3” or the “Quarter”).

More gold has been produced than in the comparable period last year, at a lower cost, and adjusted earnings per share have been increased by 59 per cent to 4.6 cents per share.

	3 months to 30 September		9 months to 30 September
	2015	2016	2015	2016	Comment
Gold produced (oz)	10,927	13,428	32,101	36,760	Increased gold production mainly due to increased tonnes mined and milled following the completion of infrastructure works
On-mine cost (US$/oz)[1]	669	618	701	643	Lower costs as the fixed cost component is spread across higher production
All-in Sustaining Cost (US$/oz) (“AISC”)	1,005	969	1,006	952	Lower AISC due to lower on mine costs and lower sustaining capital investment which offset the higher royalty cost due to the higher gold price and higher administrative costs
Average realised gold price ($/oz)	1,106	1,312	1,158	1,247	Higher realised price per ounce reflects the higher price of gold in the Quarter
Gross profit (US$’000) [2]	2,773	6,780	9,773	16,604	Higher gross profit due to increased revenues, due to higher sales and the higher gold price, and reduced on-mine costs per ounce
Net profit attributable to shareholders (US$’000)	1,317	1,118	2,839	5,268
Lower attributable profit in the Quarter than in Q3 of 2015 due to foreign exchange losses, share based payment expense, higher professional and legal fees and higher taxation and non-controlling interest charges

Adjusted basic earnings per share (“EPS”)[3] (UScents)	2.9	4.4	7.2	13.0
Higher adjusted earnings per share after excluding foreign exchange losses and deferred tax.  Adjusted eps for the 9 months excludes the non-recurring profit arising on the sale of Zimbabwean treasury bills.

Net cash and cash equivalents (US$’000)	14,653	12,390	14,653	12,390	Decreased cash due to continued capital investment
Cash from operating activities ($’000)	1,392	7,107	4,579	16,071	Increased cash generated from operating activities due to increased sales volumes and higher gold price

1 Non-IFRS measures such as “On-Mine Cost per ounce”, “AISC” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Steve Curtis, Caledonia’s President and Chief Executive Officer said:

“The results for the third quarter are another step in our journey of consistent growth in production, profitability and cash generation at Blanket mine. We continue to see the benefits of our investment in the mine over the past two years.  As we approach the middle of the investment programme at Blanket, we are increasingly confident that the growth in production and declining cost trends will continue as we ramp up production to 80koz by 2021.

“Delivering increased ounces at a lower unit cost, into a stronger gold price, has resulted in adjusted earnings per share for the third quarter that are 59 per cent higher than quarter three of 2015. The underlying operating and financial performance of the Blanket mine remains very strong, and is on an upward trajectory.  The quarter presented a number of indirect cost headwinds, which resulted in adjusted earnings being 25per cent lower than the second quarter of 2016.  These costs include the costs associated with the evaluation of new investment opportunities and the share-based expense relating to the long term incentive plan (“LTIP”).  The share based expense in the quarter arising from the LTIP is a non-cash charge and is largely due to the substantial increase in the Company’s share price and will not result in a cash payment until early 2019.   Despite these headwinds, Caledonia still expects to deliver full year earnings substantially higher than 2015.

“The quarter saw yet another production record, following on from the record set in the second quarter, as the benefits of improved mine flexibility become increasingly apparent. The installation of a third mill at Blanket in the quarter will further improve plant capacity as we continue to mill increased tonnage as part of the production expansion. This achievement is a testament to the hard work of the management and employees at Blanket Mine as well as the technical team at Caledonia over the last 18 months.

“Gold production in the quarter was 13,428 ounces, 23 per cent higher year on year, and 7 per cent higher than the previous quarter due to the increased tonnes mined and milled and despite marginally lower planned grade when compared to the second quarter. We expect that the lower grade is a temporary reduction and that mined grade will continue to trend upwards towards four grammes per tonne as production from higher grade, deeper ore bodies increases.

“Production guidance for 2017 is 60koz, a 20 per cent increase on 2016 production as the ramp-up of production at Blanket towards 80koz by 2021 continues. I am particularly proud of our ability to achieve this production and profitability growth whilst maintaining a dividend of 1.375 cents per quarter.  Caledonia’s dividend remains sustainable with dividend cover for the quarter of 3.3 times earnings and almost eight times operating cash flow.

 “All-In Sustaining cost for the quarter was $969 per ounce – 3.6 per cent lower than the comparable quarter of 2015.  Costs at Blanket and Caledonia remain well-controlled and I expect to see further reductions in the average cost per ounce as production increases in line with the production plan.  Target on mine costs and All-In sustaining costs for 2017 are in the ranges of $600-$630 per ounce and $810-850 per ounce, respectively.

“Our cash position continues to grow with net cash of $12.39 million at the end of 30 September, 2016 compared to $10.6 million at 30 June, 2016.

 “We are also pleased that our increased focus on exploration and resource development is now beginning to show results. The addition of over 200koz of gold at a grade of five grammes per tonne during the quarter is testament to the success of these efforts.   I am confident that the life of mine will be further supplemented by further resource additions and upgrades.

“The transformational Central Shaft project continues to progress well with completion on track for mid-2018 with the shaft depth currently standing at 330m. The completed shaft down to a level of 1,080m will establish Blanket as a large, low cost operation with excellent prospects to extend the existing mine life.

“We remain positive about the future prospects for Caledonia and look forward to updating the market with our progress in the future.”

Strategy and Outlook
Caledonia’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Investment Plan remains on target in terms of timing and cost.  Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.  Caledonia’s cash position is expected to improve as a result of the implementation of the Investment Plan; Caledonia will continue to assess new opportunities to invest surplus cash.

Dividend Policy
On 5 July, 2016 Caledonia announced a decision to increase its quarterly dividend to 1.375 United States cents per share, or 5.5 United States cents per annum an increase of 22 per cent.  The increased dividend represents Caledonia’s revised dividend policy following the success of the revised mine plan.  It is currently envisaged that the dividend of 5.5 United States cents per annum will be maintained.

Exploration
There has been an increased focus on exploration and resource development at Blanket Mine for several quarters which is now beginning to bear fruit.  As reported in the previous quarter, new drilling machines have been acquired and commissioned as a result of which the meters of diamond drilling has approximately doubled to 6,100 per quarter.  On 27 July, 2016 Caledonia announced that 343,000 tonnes of ore at a grade of 5.19g/t had been upgraded from inferred resource to indicated resource and 1.2 million tonnes of new inferred resource at a grade of 5.00g/t had also been added to inventory.

Conference Call
A presentation of the results for the Quarter and nine months to 30 September 2016 and the outlook for Caledonia is available on Caledonia’s website (www.caledoniamining.com).  Management will host a “Question and Answer” call at 1pm (UK Time) on 16 November, 2016.   Details for the call are as follows:

Time: 1300 London / 1500 Johannesburg/ 1400 Zurich, Frankfurt /0900 Toronto, New York
Conference Details
Conference Name:	Caledonia Mining Q3 Results
Conference Password:	Caledonia

Dial in numbers:
Canada Toll Free	1 800 608 0547
Germany Toll Free	0800 673 7932
Standard International Access	+44 (0) 20 3003 2666
Switzerland Toll Free	0800 800 038
UK Toll Free	0808 109 0700
USA Toll Free	1 866 966 5335

Following the implementation of indigenisation in September 2012, Caledonia owns 49 per cent of the Blanket Mine in Zimbabwe. Caledonia continues to consolidate Blanket and the operational and the financial information set out below is on a 100 per cent basis unless otherwise indicated.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 or +27 11 447 2499 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited) ($’000’s)

	3 months ended September 30		9 months ended September 30
	2015	2016	2015	2016
Revenue	12,096	17,637	37,224	46,741
Royalty	(606)	(883)	(1,864)	(2,340)
Production costs	(7,803)	(9,090)	(23,001)	(25,213)
Depreciation	(914)	(884)	(2,586)	(2,584)
Gross profit	2,773	6,780	9,773	16,604
Other income	33	12	56	86
Administrative expenses	(1,664)	(1,997)	(5,183)	(5,233)
Foreign exchange gain/(loss)	1,457	(132)	2,076	(332)
Share based payment expense	-	(497)	-	(747)
Sale of Blanket Mine treasury bills	-	-	-	3,203
Margin call on gold hedge	-	-	-	(435)
Operating profit	2,599	4,166	6,722	13,146
Net finance cost	(358)	(53)	(428)	(142)
Profit before tax	2,241	4,113	6,294	13,004
Tax expense	(703)	(2,290)	(2,657)	(5,797)
Profit for the period	1,538	1,823	3,637	7,207

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(1,540)	73	(2,088)	46
Total comprehensive income for the period	(2)	1,896	1,549	7,253

Profit attributable to:
Shareholders of the Company	1,317	1,118	2,839	5,268
Non-controlling interests	221	705	798	1,939
Profit for the period	1,538	1,823	3,637	7,207

Total comprehensive income attributable to:
Shareholders of the Company	(223)	1,191	751	5,314
Non-controlling interests	221	705	798	1,939
Total comprehensive income for the period	(2)	1,896	1,549	7,253

Earnings per share (cents)
Basic	2.6	2.0	5.3	9.7
Diluted	2.6	1.9	5.2	9.6
Adjusted earnings per share (cents) (i)
Basic	2.9	4.4	7.2	13.0

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	For the 3 months ended September 30		For the 9 months ended September 30
	2015	2016	2015	2016
Cash flows from operating activities
Cash generated by operating activities	1,585	8,057	5,459	17,892
Net interest paid	(25)	(52)	(74)	(142)
Tax paid	(168)	(898)	(806)	(1,679)
Net cash from operating activities	1,392	7,107	4,579	16,071

Cash flows from investing activities
Acquisition of Property, plant and equipment	(5,313)	(4,440)	(11,143)	(12,670)
Proceeds from property, plant and equipment	-	19	--	78
Net cash used in investing activities	(5,313)	(4,421)	(11,143)	(12,592)

Cash flows from financing activities
Dividends paid	(596)	(925)	(1,865)	(2,122)
Share issues	-	48	--	153
Net cash used in financing activities	(596)	(877)	(1,865)	(1,969)

Net (decrease)/increase in cash and cash equivalents	(4,517)	1,809	(8,429)	1,510
Cash and cash equivalents at beginning of the period (net of overdraft)	19,170	10,581	23,082	10,880
Cash and cash equivalents at end of the period (net of overdraft)	14,653	12,390	14,653	12,390

Consolidated Statements of Financial Position (unaudited) ($’000’s)
	As at	December 31 2015	September 30 2016
Total non-current assets		49,276	59,342
Inventories		6,091	6,701
Prepayments		667	867
Income tax receivable		397	157
Trade and other receivables		3,839	4,149
Cash and cash equivalents		12,568	13,939
Total assets		72,838	85,207
Total non-current liabilities		14,080	18,435
Trade and other payables		6,656	9,432
Income taxes payable		53	146
Bank overdraft		1,688	1,549
Total liabilities		22,477	29,562
Total equity		50,361	55,645
Total equity and liabilities		72,838	85,207